  EXHIBIT 99.1

Intellipharmaceutics Closes USD$250,000 Convertible Debenture Financing

with Drs. Isa and Amina Odidi

Toronto, Ontario, November 18, 2019 - Intellipharmaceutics International Inc. (OTCQB: IPCIF and TSX: IPCI) (“Intellipharmaceutics” or the “Company”) and Drs. Isa and Amina Odidi announce that, following the close of markets on November 15, 2019, the Company issued to Drs. Isa and Amina Odidi, by way of private placement, an unsecured convertible debenture of the Company in consideration for, and in the aggregate principal amount of, USD$250,000 (the “Debenture”). The principal amount owing under the Debenture is convertible at any time and from time to time into common shares in the capital of the Company (the “Common Shares”) at a conversion price equal to USD$0.12 per Common Share. Up to an aggregate of 2,083,333 Common Shares may be issued upon conversion of the principal amount owing under the Debenture, representing approximately 9.43% of the issued and outstanding Common Shares.

The Debenture bears interest at a rate of 12% per annum (calculated and paid monthly) and, subject to the right of the Company to prepay the Debenture in whole or in part at any time without bonus or penalty, matures on December 31, 2019. The Company will use the proceeds from the Debenture for working capital and general corporate purposes.

Dr. Isa Odidi is the Chairman, Chief Executive Officer and Co-Chief Scientific Officer of Intellipharmaceutics, and Dr. Amina Odidi is the President, Chief Operating Officer and Co-Chief Scientific Officer of Intellipharmaceutics. Accordingly, the issuance of the Debenture to Drs. Isa and Amina Odidi was a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), however the transaction was exempt from the minority approval and formal valuation requirements of MI 61-101 pursuant to sections 5.7(a) and 5.5(a) of MI 61-101, respectively.

Additional Disclosure Pursuant to Canadian Early Warning Requirements

The following additional disclosure is provided by Drs. Isa and Amina Odidi pursuant to the early warning requirements of Canadian securities laws.

Immediately prior to the issuance of the Debenture, Drs. Isa and Amina Odidi beneficially owned 578,131 Common Shares held through Odidi Holdings Inc., which is jointly owned and controlled by Drs. Isa and Amina Odidi. Drs. Isa and Amina Odidi also jointly hold the following debentures (collectively, the “Previous Debentures”): (a) an unsecured convertible debenture of the Company in an aggregate principal amount outstanding of USD$500,000, the principal of which is convertible at any time into an aggregate of up to 166,666 Common Shares at a price of USD$3.00 per Common Share; (b) an unsecured convertible debenture of the Company in an aggregate principal amount outstanding of USD$1,050,000, the principal of which is convertible at any time into an aggregate of up to 1,779,661 Common Shares at a price of USD$0.59 per Common Share. In addition, Drs. Isa and Amina Odidi also hold options to purchase up to an aggregate of 1,397,394 Common Shares, of which options to purchase up to 730,728 Common Shares are exercisable within 60 days.

Accordingly, immediately prior to the issuance of the Debenture, and assuming the exercise of all vested options and the conversion of the Previous Debentures, Drs. Isa and Amina Odidi beneficially owned an aggregate of 3,255,186 Common Shares, representing approximately 13.2% of the Company’s outstanding Common Shares (calculated on a partially diluted basis to give effect to the exercise of the options and Previous Debentures referred to herein). Immediately following the issuance of the Debenture, and assuming the exercise of all vested options and the conversion of the Previous Debentures, Drs. Isa and Amina Odidi beneficially own an aggregate of 5,338,519 Common Shares, representing approximately 19.9% of the Company’s outstanding Common Shares (calculated on a partially diluted basis to give effect to the exercise of the options and Previous Debentures referred to herein).

The Debenture was acquired by Drs. Isa and Amina Odidi for investment purposes and to provide additional funds to the Company for working capital and general corporate purposes and to repay indebtedness. Drs. Isa and Amina Odidi may increase or decrease their beneficial ownership of securities of the Issuer in the future, as they may consider appropriate in light of investment criteria, market conditions and other factors and in accordance with applicable securities legislation.

An early warning report with additional information in respect of the foregoing matters will be filed on the Company’s SEDAR profile at www.SEDAR.com pursuant to Canadian securities laws. To obtain a copy of the early warning report you may contact Dr. Isa Odidi at +1 (416) 854-0909.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received FDA approval) in various stages of development. The Company has ANDA and NDA 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extendedrelease capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities and use of proceeds from financings, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 registration statements (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the “Company” in this section refer to Intellipharmaceutics International Inc. and its subsidiaries.

Contact Information

Company Contact:
Intellipharmaceutics International Inc.
Greg Powell
Chief Financial Officer
416.798.3001 ext. 106
investors@intellipharmaceutics.com

SOURCE: Intellipharmaceutics International Inc. and Drs. Isa and Amina Odidi